UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 7, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

São Paulo, 7 de julho de 2016.

MANAGEMENT OF CPFL ENERGIA S.A. PROPOSAL

INDEX

Dear Shareholders,

The Board of Directors of **CPFL ENERGIA S.A.** ("CPFL Energia" or "Company") hereby submits for your appraisal the Management Proposal ("Proposal") on the following matters to be deliberated at the Extraordinary Shareholders Meeting to be held on August 9, 2016 ("Meeting"):

I Prior approval for acquisition of 100% (one hundred percent) of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. by the Company or by a company wholly-owned directly or indirectly by the Company, pursuant to article 256, paragraph I of the Brazilian Corporations Law.

The Board of Directors of the Company, at a meeting held on May 25, 2016, approved the submission of the binding proposal for the acquisition of all the shares of AES Sul Distribuidora Gaúcha de Energia S.A. ("AES Sul") and authorized the Board of Executive Officers of the Company to take all the measures required for signing the related Share Purchase Agreement.

On June 15, 2016, the Share Purchase and Sale Agreement ("Purchase Agreement") was signed, which stipulates certain conditions precedent that include obtaining the relevant approvals from the Brazilian Electricity Regulatory Agency (Aneel) and Brazil's antitrust authority (CADE) to consummate the transaction. The price per share to be paid for the shares of AES Sul is R$ 4,497.14.
Pursuant to article 256 of the Brazilian Corporations Law, in certain circumstances, the acquisition by a publicly held company of control in any company will necessarily depend on a resolution of shareholders meeting. These are:

(i) whenever the purchase price constitutes, for the buyer, a material investment as defined in the sole paragraph of article 247 of the Brazilian Corporations Law (Brazilian Corporations Law, article 256, paragraph I); or

(ii) whenever the average price of each share of the company acquired paid by the buyer exceeds 1.5 (one and a half) times the highest of: (a) the average price of shares of the company acquired on the stock exchange or the organized over-the-counter market in the ninety (90) days prior to the date of the transaction; (b) net value per the share of the company acquired, valued at market prices; or (c) projected net income per share of the company acquired, which cannot be more than fifteen (15) times the average net income per share of the company acquired in the last two (2) fiscal years (Brazilian Corporations Law, article 256, paragraph II).

The Brazilian Corporations Law adopted a strategy of *a posteriori* governance, reducing potential conflicts of interest between shareholders and management and between controlling and noncontrolling shareholders by submitting acquisitions of non-common shares for deliberation by the Extraordinary Shareholders Meeting. The initiative for conducting the transaction, which rests in the hands of

management, is disassociated from the last word given by shareholders, who may veto or ratify the deal. The end objective is to increase the possibility of monitoring and controlling the conduct of management and controlling shareholders by other shareholders of the Company.

Together with the governance strategy, the Brazilian Corporation Law also uses a regulatory or prescriptive strategy to grant the right to withdraw from the Company, through reimbursement of the value of shares, to shareholders dissenting from the resolution taken at the Extraordinary Shareholders Meeting approving the transaction criterion (ii) above (purchase price corresponding to 150% of the highest value of the shares of the company acquired).

Regarding the first criterion, note that in accordance with the sole paragraph, item "a" of article 247 of the Brazilian Corporations Law, an investment is considered material if its "book value is equal to or greater than 10% (ten percent) of the shareholders' equity of the Company". Thus, the Company management found that at the time of acquisition of interest in AES Sul, said interest will constitute a material investment for the Company and hence said acquisition is being submitted to the Meeting for deliberation.

On the other hand, the management noted that the purchase price does not exceed 1.5 times the highest amount of the valuation of the shares of AES Sul according to the criteria established in clause II of article 256 of the Brazilian Corporations Law, as the following table shows:

AES Sul			
	Average price of shares on the stock exchange (art. 256, II, 'a')	**Net value per share at market prices (Art. 256, II, 'b')**	**15 times annual net income per share (Art. 256, II, 'c')**
Value	N/A	Not available	R$ 5,533.00
Purchase price per share	-		R$ 4,497.14
Comparison (price/value)	-	-	**0.81 times**

Considering that the shares of AES Sul are not listed on the stock exchange and hence are not allowed for trading, the criterion set in article 256, paragraph II, item "a" of the Brazilian Corporations Law does not apply to the shares of AES Sul.

As the above table shows, the value per share calculated based on the criterion established in article 256, paragraph II, item "c" is higher than the value per share to be effectively paid for acquiring all the shares of AES Sul.

In this regard, the calculation based on the criterion for valuation established in article 256, paragraph II, item "b" is waived since the consolidated understanding in the precedent set by CVM in proceeding RA/CVM/SEP/GEA-4/Nº030/12 of April 27, 2012, which, with reference to article 256, highlights that *"(...) If the average price of each share acquired already is lower than one and a half times the value obtained based on one of the items 'a', 'b' or 'c', the other two values need not be calculated. All the three values must be calculated only when said average price is higher than one and a half times one of the criteria. This is because, considering that, hypothetically, the comparative value that is known is the smallest of the three criteria, if the amount paid is lower than one and a half times said comparative value, it will certainly be smaller than the other two (which would be greater)."*

Since the purchase price per share of AES Sul is lower than at least one of the criteria established in paragraph II of article 256 of the Brazilian Corporations Law and, hence, the other criteria, as shown in the explanation of the proceeding RA/CVM/SEP/GEA-4/Nº030/12, there will be no withdrawal rights for shareholders dissenting from the resolution taken at the Meeting.

Hence, and for the above reasons, the Management proposes that you approve the acquisition, by the Company or through a company fully owned by the Company, of controlling interest in AES Sul.

Note that the controlling shareholders of the Company have already undertaken to vote for approval of the acquisition of control of AES Sul at the Meeting.

Appendix I to this Proposal, pursuant to article 19 of CVM Instruction 481, contains the complete analysis of the information related to said acquisition of control and is available, as of this date, at the headquarters of the Company and its website (www.cpfl.com.br/ri), as well as the websites of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange ("BM&FBOVESPA") (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Appendix II to this Proposal contains the valuation report calculating the economic value of AES Sul, prepared for the purpose of article 256, paragraph 1 of the Brazilian Corporations Law by Apsis Consultoria Empresarial Ltda., and is available, as of this date, at the headquarters of the Company and its website (www.cpfl.com.br/ri), as well as the websites of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange ("BM&FBOVESPA") (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

II Acceptance of resignation of Fiscal Council member and election of new member.

- **Fiscal Council**

The current members and the respective alternate members of the Company's Fiscal Council were elected, by majority vote, at the Annual Shareholders Meeting held on April 29, 2016, for a term of one (1) year.

However, Lício da Costa Raimundo resigned from the Fiscal Council on June 25, 2016.

As such, the controlling shareholders indicate the following candidate to complete the 2016/2017 term:

Member
Danilo Ferreira da Silva

Note that the information required by article 10 of CVM Instruction 481 regarding the candidate indicated to the Fiscal Council is available in **Appendix III** to the Proposal and, as of this date, at the headquarters of the Company and its website (www.cpfl.com.br/ri), as well as the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

III Clarifications

All the documents pertaining to the proposals to be submitted for deliberation at the Meeting are available at the headquarters of the Company and its website (www.cpfl.com.br/ir), as well as the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and SEC (www.sec.gov).

Apart from the information available in this Proposal and the Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Sincerely,
Murilo Cesar L. S. Passos
Chairman of the Board of Directors

Appendix I

19. INFORMATION REGARDNG ACQUISITION OF CONTROL OF AES SUL

1. Describe the transaction:

It is an acquisition by the Company or by a company fully owned directly or indirectly by the Company ("Buyer"), of controlling interest in AES Sul Distribuidora Gaúcha de Energia S.A. ("AES Sul"), which will be consummated after the fulfillment of certain conditions precedent, including approval by the shareholders meeting of the Company. The acquisition will be of four hundred thousand, four hundred fifty-four (404,454) common shares and one hundred twenty-two thousand, eight hundred twelve (122,812) preferred shares, corresponding to one hundred percent (100%) of the capital stock of AES Sul, for the total amount of one billion, four hundred three million reais (R$1,403,000,000.00), plus two hundred ninety-five million, four hundred fifty-five thousand reais (R$295,455,000.00), which represent the increase in capital made by AES Guaíba II Empreendimentos Ltda. ("Seller") in AES Sul on February 26, 2016, adjusted for variations in working capital and net debt between December 31, 2015 and the consummation of the transaction ("Acquisition").

2. Inform the reasons, statutory and legal, for which the transaction was submitted for approval by the Meeting:

The Acquisition falls under the criterion established in paragraph I of article 256 of the Brazilian Corporations Law, considering that the total amount to be paid for the purchase of shares of AES Sul represents a material investment for the Company in accordance with article 247 of the Brazilian Corporations Law, since on the date of Acquisition such amount should be higher than ten percent (10%) of the shareholders' equity of the Company. Therefore, even though the Acquisition is being made by a fully-owned subsidiary of the Company, the Company decided to submit the matter to its shareholders for deliberation.

3. Regarding the company whose control was or will be acquired:

a. Inform the name and identification details:

AES Sul is a publicly-held corporation, constituted and existing according to the laws of the Federative Republic Brazil, with headquarters at Rua Dona Laura, 320, in the city of Porto Alegre, state of Rio Grande do Sul, CEP 90430-090.

b. Number of shares of each class or type issued:

The total number of shares issued by AES Sul is four hundred thousand, four hundred fifty-four (404,454) common shares and one hundred twenty-two thousand, eight hundred twelve (122,812) preferred shares, all with no par value.

c. List all the controlling shareholders or members of controlling bloc, directly or directly, and their interest in the capital stock, if they are related parties, as defined by the accounting rules on this subject:

There are no controlling shareholders or members of the controlling block of AES Sul that are related parties of the Company.

d. For each class or type of shares whose control will be acquired, inform the following:

i. Minimum, average and maximum price in each year in the last three (3) years in the markets where they are traded:

Not applicable since the shares of AES Sul are not traded on the stock markets or organized over-the-counter markets.

ii. Minimum, average and maximum price in each quarter in the last two (2) years in the markets where they are traded:

Not applicable since the shares of AES Sul are not traded on the stock markets or organized over-the-counter markets.

iii. Minimum, average and maximum price in each month in the last six (6) months in the markets where they are traded:

Not applicable since the shares of AES Sul are not traded on the stock markets or organized over-the-counter markets.

iv. Average price in the last 90 days in the markets where they are traded:

Not applicable since the shares of AES Sul are not traded on the stock markets or organized over-the-counter markets.

v. Net equity value at market prices, if the information is available:

Said amount is not available and the calculation was not made by the Company, since the value per share of AES Sul calculated according to the valuation criterion established by article 256, II, "c", was higher than the price that will be effectively paid for the shares of AES Sul.

In this regard, RA/CVM/SEP/GEA-4/Nº030/12, dated April 27, 2012, highlights that "*(...) If the average price of each share acquired already is lower than one and a half times the value obtained based on one of the items 'a', 'b' or 'c', the other two values need not be calculated. All the three values must be calculated only when said average price is higher than one and a half times one of the criteria. This is*

because, considering that, hypothetically, the comparative value that is known is the smallest of the three criteria, if the amount paid is lower than one and a half times said comparative value, it will certainly be smaller than the other two (which would be greater).”

vi. Annual net income in the last two (2) years, adjusted for inflation:

AES Sul			
	Average price of shares on the stock exchange (art. 256, II, 'a')	**Net value per share at market prices (Art. 256, II, 'b')**	**15 times annual net income per share (Art. 256, II, 'c')**
Value	N/A	Not available	R$ 5,533.00
Purchase price per share	-		R$ 4,497.14
Comparison (price/value)	-	-	**0.81 times**

4. Main terms and conditions of the transaction, including:

a. Identification of sellers:

The Seller of all the shares of AES Sul is AES Guaíba II Empreendimentos Ltda., which holds one hundred percent (100%) of the shares in AES Sul.

b. Total number of shares acquired or to be acquired:

(i) Four hundred thousand, four hundred fifty-four (404,454) common shares and (ii) one hundred twenty-two thousand, eight hundred twelve (122,812) preferred shares, corresponding to one hundred percent (100%) of its capital stock will be acquired.

c. Total price:

The total purchase price will be one billion, four hundred three million reais (R$1,403,000,000.00), plus two hundred ninety-five million, four hundred fifty-five thousand reais (R$295,455,000.00), which represent the increase in capital made by the Seller in AES Sul on February 26, 2016, adjusted for variations in working capital and net debt between December 31, 2015 and the consummation of the transaction.

d. Price per share of each class and type:

The purchase price per share of AES Sul will be four thousand, four hundred, ninety-seven reais and fourteen centavos (R$4,497.14), adjusted for variations in working capital and net debt between December 31, 2015 and the consummation of the transaction.

e. Form of payment:

It was agreed that the payment will be made on the date of signature through bank transfer.

f. Conditions precedent and subsequent that the transaction is subject to:

The Acquisition is subject to fulfillment or waiver of the following conditions precedent:

i. approval by the Brazilian Electricity Regulatory Agency - ANEEL ("ANEEL") and the country's antitrust authority CADE ("CADE");

ii. certain consents from third parties; and

iii. approval for the Acquisition by the Shareholders Meeting of the Company.

g. Summary of representations and warranties from sellers:

Briefly, and without prejudice to the details in the Purchase Agreement, the representations and warranties provided by the Seller and by the Guarantor are: (i) Existence and regularity of AES Sul, Seller and Guarantor; (ii) Capacity, legitimacy and authorization to execute the definitive documents; (iii) Binding effect of the transaction; (iv) Absence of breach and consent; (v) Ownership of the respective shares; (vi) Certain interests; (vii) Financial statements, books and records, and Reference Form; (viii) ANEEL and electricity sector; (ix) Litigation; (x) Relevant agreements; (xi) Assets; (xii) Tax aspects; (xiii) Labor aspects; (xiv) Environmental aspects; (xv) Licenses; (xvi) Insurance; and (xvii) Anticorruption practices.

h. Rules on indemnifying buyers:

The Seller and The AES Corporation ("Guarantor") jointly undertook to indemnify, protect and hold harmless the Company for any losses, damages, costs, fines and expenses that result from: (i) falsity or inaccuracy of any representation or warranty made by the Seller or Guarantor; (ii) any noncompliance by the Seller with its obligations under the purchase Agreement; and (iii) any liability of any affiliate of the Seller that may be claimed against AES Sul, the Company, its affiliates or employees and executive officers due to AES Sul being considered a member of the business group of the Seller and/or its affiliates.

i. Necessary government approvals:

The acquisition of shares issued by AES Sul is subject to approval of said transaction by ANEEL and CADE.

j. Guarantees furnished:

The AES Corporation furnished joint guarantee for the financial obligations of the Seller with the Company.

5. Describe the purpose of the transaction:

The planned acquisition will maintain the growth trajectory of the CPFL group in the electricity sector in Brazil, strengthening its leadership in the country's distribution market, while bringing benefits to the provision of services by AES Sul.

Note that within the scope of the acquisition of AES Sul, the CPFL group was motivated by creation of value and engagement of its business processes, as well as by innovation guidelines, to ensure a project portfolio that adds value and enables continuous improvement of processes in its companies, with the focus on standardization, as well as gains in productivity and efficiency.

6. Provide an analysis of the benefits, costs and risks from the transaction:

Besides the fact that the transaction is aligned with the Company's strategy, the greatest benefits for the Company with the consummation of the transaction are related to (i) the access to new energy distribution consumer markets; and (ii) possible sinergies with another entity controlled by the Company that acts on the same energy distribution segment in the South region of the country.

The costs associated with the Acquisition include the Purchase Price, informed above, fees for legal advisors and commission for financial advisor.

Management believes that the business risk factors are similar to the factors that affect the Company's energy distribution operations, as detailed in items 4 and 5 of the Company's Reference Form.

7. Inform the costs that will be incurred by the Company if the transaction is not approved:

If the Acquisition is not approved, the costs to be incurred by the Company will be fees and expenses with legal advisors, auditors and external consultants who assisted in the transaction, including due diligence, valuation, business model and plan and operational structure of the business.

8. Describe the sources of funds for the transaction:

To pay the purchase price, the Company will use its own cash (and cash of its subsidiaries) and any bank loan or may issue any non-convertible debt security.

9. Describe the plans of managers of the company whose control will be acquired:

The decisions taken by CPFL in its businesses, operations and relations are guided by a comprehensive and systemic perspective that considers economic, social and environmental variables in an integrated manner. The CPFL group believes that to be sustainable and, at the same time, ensure the perpetuity of its businesses and generate value for its stakeholders, it must constantly pursue a balance among these three pillars.

Moreover, the gain in operational efficiency with the reduction of losses, and the resulting gain in reliability and improved voltage profile of the network can help increase remuneration since the difference between the revenue authorized by the regulatory authority and the amount actually spent to cover service costs is largely absorbed by the distributor.

10. Provide a justified statement from management recommending approval of the transaction:

In view of the above reasons, the Management recommends approval of the transaction since the acquisition of AES Sul will result in a potential growth of the Company's business and synergies, besides establishing and developing new business channels to maximize its consolidated margins.

11. Describe any existing corporate relationship, even if indirect, between:

a. Any of the sellers or the company whose control was or will be sold:

None.

b. Parties related to the company, as defined by accounting rules on this subject:

None.

12. Provide details of any transaction made in the last two (2) years by parties related to the company, as defined by the accounting rules on the subject, with shares or other securities or debt securities of the company whose control was or will be acquired:

No transactions were conducted in the last two (2) years by parties related to the Company involving shares or other securities of AES Sul.

13. Provide copies of all valuation studies and reports, prepared by the company or by third parties, which served as the basis for negotiating the purchase price:

The Valuation Report of AES Sul for the purpose of article 256, paragraph 1 of the Brazilian Corporations Law is in Appendix II to the Management Proposal for the Meeting.

14. With regard to third parties that prepared the valuation studies or reports:
a. Inform the name:

Apsis Consultoria Empresarial Ltda. ("Apsis") prepared the report on AES Sul to comply with article 256, paragraph 1 of the Brazilian Corporations Law.

b. Describe its qualifications:

For over 30 years, Apsis has been providing consulting services to large companies in Brazil, Latin America and Europe in the valuation of companies, brands and other intangible assets, as well as asset valuation, consulting and real estate deals, fixed property management and corporate sustainability.

c. Describe how they were selected:

Apsis was selected to prepare the report based on the quality and experience demonstrated in similar projects, and after duly receiving price quote and comparing it with that of two other valuation companies.

d. Inform if these are parties related to the company, as defined by accounting rules on this subject:

Apsis is not a party related to the Company.

Appendix II

Valuation Report

VALUATION REPORT AP-0516/16-01

AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.

[DRAFT]

REPORT:	*AP-0516/ 16-01*	***BASE-DATE:***	*March 31, 2016*

***REQUESTING PARTY*:** **CPFL ENERGIA S.A.**, hereinafter referred to as **CPFL**.

Publicly joint-stock company with its principal place of business at Rua Gomes de Carvalho, nº 1.510, 14º Andar, Conj. 02, Vila Olímpia, City and State of São Paulo, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 02.429.144/0001-93.

***SUBJECT MATTER*:** **AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S.A,** hereinafter referred to as **AES SUL.**

Publicly joint-stock company, with its principal place of business at Rua Quinze de Janeiro, nº 481, Sala 214, Centro, City of Canoas, State of Rio Grande do Sul, enrolled in the CNPJ/MF under No. 02.016.440/0041-50.

***PURPOSE*:** Determining the economic value of **AES SUL** by using the discounted cash flow methodology for the purposes of article 256, paragraph 1, of the "Brazilian Corporation Law" (Law 6,404/1976).

EXECUTIVE SUMMARY

APSIS was appointed by CPFL to evaluate the economic value of AES SUL for the purposes of article 256, paragraph 1, of the "Brazilian Corporation Law",

calculated by using the income approach (discounted cash flow). In this report, we used the future profitability methodology.

The future profitability methodology is based on the retrospective analysis, on the projection of scenarios and in discounted cash flows. The economic and financial modelling begins with the definition of macroeconomic, sales, manufacturing, costs, and investment premises of the company or of a business unit being evaluated. The macroeconomic premises used herein are based on the estimates published by IBGE (Brazilian Institute of Geography and Statistics), Banco Central (Central Bank of Brazil), BNDES (Brazilian Economic and Social Development Bank), etc. The volume, services sales prices, costs and investment forecast were estimated based on the multi-year forecasts of AES SUL.

ESTIMATES

From AES SUL's projected cash flow for eleven (11) years and nine (9) months, considering the perpetuity as of 2027, we discounted such amount to the current value, using a nominal rate of discount of 11.3%.

FINAL AMOUNT

The chart below presents the summary of AES SUL's economic value, on the base-date of March 31st, 2016:

Taxa de retorno esperado	10,3%	11,3%	12,3%
Taxa de crescimento perpetuidade	2,5%	2,5%	2,5%
VALOR ECONÔMICO DE AES SUL			
FLUXO DE CAIXA DESCONTADO	595.014	531.593	473.830
VALOR RESIDUAL DESCONTADO	1.842.778	1.475.210	1.197.567
VALOR OPERACIONAL DE AES SUL (R$ mil)	2.437.792	2.006.803	1.671.397
ENDIVIDAMENTO LÍQUIDO	(878.440)	(878.440)	(878.440)
ATIVO NÃO OPERACIONAL	672.731	672.731	672.731
VALOR ECONÔMICO DE AES SUL (R$ mil)	2.232.083	1.801.094	1.465.688

Legend:
Expected Return Rate
Perpetuity Growing Rate
AES SUL'S ECONOMIC VALUE

DISCOUNTED CASH FLOW

DISCOUNTED RESIDUAL VALUE

AES SUL'S OPERATIONAL VALUE (R$ thousand)

NET INDEBTEDNESS

NON-OPERATIONAL ASSETS

AES SUL'S ECONOMIC VALUE (R$ thousand)

TABLE OF CONTENTS

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter referred to as APSIS, with its principal place of business at Rua da Assembleia, nº 35, 12º andar, Centro, in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 27.281.922/0001-70, was appointed by CPFL to determine AES SUL's economic value by the income approach, by using the discounted cash flow (DCF), for the purposes of article 256, paragraph 1, of the "Brazilian Corporation Law".

In preparing this work, we used data and information provided by third parties, in the form of documents and verbal interviews with the client. The estimates used in this process are based on the documents and information, which include, among others, the following:

· AES SUL's balance sheet on the base-date;

- AES SUL's organizational structure;
- Historical financial statements of the company;
- Multi-year forecasts of AES SUL.

The following professionals compose the team responsible for this work:

- AMILCAR DE CASTRO
  Director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Vice-President
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167,543)
- EDUARDO DE CASTRO
  Director
  Electrical Engineer (CREA/SP 5062320397)
- GIANCARLO FALKENSTEIN
  Senior Consultant
  Accountant (CRC/SP – 317492/0-1)
- LUIZ PAULO CESAR SILVEIRA
  Vice-President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ 118263/P-0)
- MÁRCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/SP – 143169/0-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director
  Accountant (CRC/RJ – 106548/0-3)
- MARINA RAGUCCI
  Executive Manager
  Economist
- MIGUEL CÔRTES CARNEIRO MONTEIRO
  Supervisor

Economist

- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Post-graduated in Law
- SERGIO FREITAS DE SOUZA
  Vice-President
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND RESERVATIONS

The following information is important and must be read carefully.

The Report, subject matter of the numerated, calculated and individualized work, rigorously abides by the fundamental principles described below:

- The consultants have no direct or indirect interest in the involved companies or in the transaction and there are no relevant circumstances that may be described as conflict of interests.
- The professional fees of APSIS are not, in any way, subject to the conclusions of this Report.
- To the consultants' best knowledge and credit, the analysis, opinions and conclusions expressed in this Report are based on true and correct data, investigations, researches, and surveys.
- The information received from third parties are deemed correct and their sources are mentioned in the Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, on the relevant companies, other than those listed in this Report.
- The Report presents all the limitative conditions imposed by the adopted methodologies, if any, that may affect the analysis, opinions and conclusions contained herein.
- The Report was prepared by APSIS and no one, but its own consultants, prepared the analysis and corresponding conclusions.

- APSIS is entirely liable for the subject Evaluations, including the implicit ones, for the exercise of its honorable functions, mainly set forth by the law, codes or own regulations.
- This Report complies with the recommendations and criteria set forth by ABNT (Brazilian Association of Technical Standards), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards (IVS), in addition to the demands imposed by different bodies, such as CPC (Brazilian Accounting Pronouncements Committee), Ministry of Finance, Central Bank, Banco do Brasil, CVM (Brazilian Securities and Exchange Commission), SUSEP (Brazilian Private Insurance Authority), RIR (Income Tax Regulations), CBAN (Brazilian Committee of Business Evaluators), CFC (Brazilian Federal Accounting Council), etc.
- The controller and the manager of the involved companies did not direct, limit, raise difficulties or committed actions that compromised or may have compromised the access, the use, the knowledge about information, property, documents, or working methodologies that are relevant for the quality and conclusions contained herein.

3. LIMITATIONS OF LIABILITY

- In order to prepare this Report, APSIS used historical information and data audited by third parties or not audited, provided in written form by the company's management or obtained from the aforementioned sources. Thus, APSIS assumed the data and information obtained for this Report were true and coherent and is not liable for their truthfulness.
- The scope of this work did not include auditing the financial statements or the review of the works performed by their auditors. Therefore, APSIS is not expressing an opinion about the Requesting Party's financial statements.
- We are not liable for possible losses the Requesting Party, its controlled companies, members, officers, creditors and other parties may suffer due to the use of the data and information provided by the company and mentioned in this Report.

- Our work was developed solely for the use of the Requesting Parties and their members, for the purpose that has been already described. Thus, this Report should not be published, circulated, reproduced, disclosed or used for purposes other than the one that has been already mentioned, without prior and written consent from APSIS.
- The analysis and conclusions contained in this Report are based on several assumptions, prepared on this date, regarding future operational forecasts, such as: prices, volumes, market shares, incomes, taxes, investments, operating margin, etc. Therefore, the future operating income of the company may be different from all projection and estimates contained herein, especially if it subsequently becomes aware of information that were not available at the time the Report was issued.
- This evaluation does not reflect events and their impact that occurred after this Report was issued.
- APSIS is not liable for indirect or direct losses, nor for loss of profits that may result from the misuse of this Report.
- We stress that the understanding of the conclusions herein will occur upon reading of the entire Report and its exhibits, and one should not draw conclusions based on its partial reading, which may lead to incorrect or wrong conclusions.

4. CONCESSION AGREEMENTS

In accordance with ICPC 01 (Technical Interpretation by CPC), the Brazilian version of IFRIC 12, the concession agreements are service agreements introduced by the government in order to attract the involvement of the private sector in developing, financing, operating, and maintaining a certain infrastructure. Such agreements involve a private entity, the concessionaire, which invests in the infrastructure used to provide public services during a specific period.

The concession agreements are subject to a reverse auction process and force the concessionaires to commercialize in the regulated market. Due to these characteristics, these agreements are under the scope of ICPC 01, which has an

extremely complex regulatory framework, demanding a more profound analysis about each concession agreement.

For the agreements under ICPC 01, the generating companies' assets must be reversible in the end of the concession period and must be recovered by regulated and free market agents (as an Intangible Asset) and, if applicable, by indemnification (as a Financial Asset). Therefore, the investment in infrastructure is recovered with indemnifications when there is an unconditional right to receive cash or other asset from the reversible property in the end of the concession period, as reimbursement of the investment made by the concessionaire.

The concessionaire must record a financial asset since it is entitled to the unconditional right granted by the agreement to receive cash or another financial asset from the government for the building services. The concessionaire has the unconditional right to receive cash if the government ensures, on an agreement, the payment of pre-defined or ascertainable amount, or if the amounts received by the users of the public services are not enough in comparison with the pre-defined or ascertainable amounts.

The concessionaire must record an intangible asset, since it is granted the right and authorization to charge the public services users. This right is not an unconditional right to receive cash, since the amounts are conditioned to the use of the public service.

If the construction services provided by the concessionaire are partially paid with financial assets and partially with intangible assets, it is necessary to individually account each component of the concessionaire's consideration. The consideration received or yet to be received from both components must be initially recorded by their fair amount received or yet to be received.

In accordance with ICPC 01 laws, the infrastructure must not be recorded as Fixed Asset, since the service agreement does not grant the right to control the use of public services infrastructure, but only the permission to operate it on behalf of the government, in compliance with the conditions set forth in the agreement.

5. AES SUL IDENTIFICATION

AES SUL is a Brazilian publicly held company, directly controlled by AES Guaíba II Empreendimentos Ltda. AES SUL operates as a Public Service Concessionaire of Electric Energy Distribution, performing studies and projects in power plants, and energy transmission and distribution lines for 118 cities of the state of Rio Grande do Sul, as demonstrated in the map below:



In accordance with the company's data, its administrative office is located in the City of Porto Alegre, and its main operating structure is located in the city of São Leopoldo, where the Centers for Operating the Distribution and Sub-transmission, the Management of Client Support and the Marketing and Commercial Management are located. In addition to these units, AES SUL has two regional units: Metro-Vales and Centro-Oeste, responsible for 15 other operating units, having approximately 100,000 km² and concentrating about 1,210 clients. Its concession agreement will be in force up to 2027, subject to renewal, depending on the company's performance.

AES SUL is part of the AES Brazil Group, as well as AES Eletropaulo, both being energy distributors in addition to being energy generators, and AES Tietê and AES Uruguaiana, and also AES Ergos, an energy services company.

In accordance with information provided by the company, over the past years, AES SUL increased its debt balance in order to bear the increase of energy costs generated by the country's hydrological situation that, along with the economic crisis, puts pressure on the cash flow.

Recently, CPFL (Power and Light Company of São Paulo) announced an agreement with AES Guaíba and with the American company AES Corporation for the purchase of the distributor AES SUL, for R$ 1.7 billion . Pursuant to reports of the companies, the amount to be paid to AES Guaíba, defined on the transaction closing date, is of R$ 1.4 billion , in addition to R$ 295 million regarding a capital increase performed by AES Guaíba in AES SUL, on February 2016.

6. SECTOR ANALYSIS

The power distribution sector is the one receiving great amount of energy from the transmission system, and is the one that distributes it to the consumers. According to the ABRADEE'S - Brazilian Association of Electric Energy Distributors - report, this segment, in Brazil, comprises 63 concessionaires, which are responsible for the management and operation of lower voltage transmission lines (under 230,000 volts), which makes the energy arrives to the establishments.

Still in accordance with the report, the distribution sector invested, in 2015, approximately R$ 12.3 billion in the purchase of new equipment, staff training, raising awareness of the population regarding caution with the power grid, grid expansion, customer care, fight against stealing and frauds, etc. The graph below demonstrates the investments made during the past few years in energy distribution.


Investment in Energy Distribution (R$ Billions)
9,5
9
10,9
11,3
13,2
12,1
11,5
12,3
2008
2009
2010
2011
2012
2013
2014
2015
Source: ABRADEE

PRICE AND ENERGY CONSUMPTION IN BRAZIL

Brazil is the third bigger consumer of hydropower, only after China and Canada. According to a study conducted by EPE (Energy Research Company), the energy consumption in the grid reached 487,456GWh in 2015, resulting in an increase of approximately 3% in comparison with the previous year, even with an increase of the average fee, as demonstrated below.


Historical Average Fee (R$/MWh)
1200
1000
800
600
400
200
0
2011
2012
2013
2014
2015
Industrial
Commercial
Residential
Source: ANEEL

The graph above shows the behavior of the average fees in Brazil, by consumption class. The industrial consumer in the Captive Market suffered the

greatest impact between 2011 and 2015, with an increase of R$44.50/MWh in the fees. For the other consumption classes analyzed, commercial and residential, the fees were increased in R$34.35/MWh and BRL30.45/MWh, respectively.

Another study conducted by EPE projects the energy consumption between 2015 and 2024 in different sub-classes, as observed below.

ENERGY CONSUMPTION FORECAST 2015-2024					
	Residential	Industrial	Commercial	Others	Total
2014	132.049	178.055	89.819	73.472	473.395
2015	138.872	176.971	95.302	76.311	487.456
2016	145.089	179.574	100.621	79.084	504.368
2017	151.391	184.370	106.238	82.134	524.134
2018	157.817	193.359	112.184	85.068	548.427
2019	164.487	200.950	117.954	88.137	571.529
2020	171.341	209.463	123.903	91.467	596.173
2021	178.381	216.202	130.022	94.918	619.523
2022	185.611	222.822	136.304	98.493	643.231
2023	193.029	230.409	142.738	102.194	668.370
2024	200.642	237.287	149.452	106.089	693.469

Source: EPE

ECONOMIC PERSPECTIVES

Still according to the study, the Brazilian economy is expected to recover in the next five years, even if the economic growth may be limited during the initial years due to restrictive monetary and tax policies, and the slow recovering of the world growth. Considering the external side, the light reduction in China's growth and the slow recovery of the developed countries will have a negative effect on the Brazilian balance of trade.

On the other hand, the exportation of oil from the pre-salt will have a positive effect on the balance of trade, contributing for the recovery of the Brazilian economy. As a consequence of this scenario, EPE conducted a study of the growth estimates for the sector for the periods between 2015 and 2019, as observed in the table below.

SECTOR GROWTH RATES	2015	2016	2017	2018	2019	2016-2019
SE/CO	2,6%	3,4%	3,5%	4,3%	3,8%	3,7%
SUL	3,3%	3,4%	3,4%	3,5%	3,5%	3,5%
NE	3,5%	3,5%	4,0%	4,3%	3,6%	3,9%
N	6,6%	4,2%	6,3%	7,2%	5,0%	5,7%
SIN	3,2%	3,5%	3,8%	4,4%	3,8%	3,9%

Source: EPE

7. VALUATION METHODOLOGIES

INCOME APPROACH: CASH FLOW

This methodology defines the company's profitability as its operational value, being equivalent to the discounted amount of the future net cash flow. This flow is formed by the net income after taxes, in addition to non-cash items (amortizations and depreciations) and with the deduction of investments in operating assets (working capital, plants, installed capacity, etc.).

The projection period of the net cash flow is determined considering the time the company will take to present a stable operation, that is, without operating variations that are deemed relevant. The flow is then brought to its current amount, using a discount rate, reflecting the risk associated with the market, the company and with the capital structure.

NET CASH FLOW

For calculating the net cash flow, we used as income measure the Invested Capital, as demonstrated in the chart below, based on economic theories and practices that are most commonly accepted by the market, especially regarding the works:

- DAMODARAN, Aswath. Avaliação: Princípios e Prática. In: Finanças Corporativas: teoria e prática. 2ª Edição. Porto Alegre: Bookman, 2004. p. 611-642.
- PRATT, Shannon P. Income Approach: Discounted Economic Income Methods. In: Valuing a Business: The Analysis and Appraisal of Closely Held Companies. 3ª Edição. EUA: Irwin Professional Publishing, 1996. p. 149-202.

NET CASH FLOW OF THE INVESTED CAPITAL
Earnings before non-cash items, interests and taxes (EBITDA)
(-) Non-cash items (depreciation and amortization)
(=) earnings before interest and taxes (EBIT)
(-) Income Tax and Social Contribution (IR/CSLL)
(=) Net income after taxes
(+) Non-cash items (depreciation and amortization)
(=) Gross cash flow
(-) Capital investments (CAPEX)
(+) Other inflows
(-) Other outflows
(-) Working capital variation
(=) Net cash flow

RESIDUAL VALUE

After the projected period, the perpetuity is considered, contemplating all flows to be generated after the last year of the projection and their respective growths. The company's residual value (perpetuity) is usually estimated by using the constant growth model. This model assumes that after the projected period, the net income will have a constant perpetual growth. It also calculates the perpetuity in the last year of the projected period, by using the geometric progression model, transporting it then to the first year of the projection.

DISCOUNT RATE

The discount rate to be used for calculating the current value of the yields determined in the projected cash flow represents the minimum yield required by investors, considering that the company will be partially financed by the shareholders' equity, which will require a higher profitability in comparison to the one obtained from a standard risk investment, and partially by creditors' equity.

This rate is calculated using the WACC methodology (Weighted Average Cost of Capital), a model where the cost of capital is determined by the weighted average of the economic value of the components forming the capital's structure (shareholders' and creditors' equity), as described in the next charts.

The risk-free rates are usually based on the bonus rates from the American Treasury. For the cost equity capital, bonds having terms of 30 years are used, since this term reflects more accurately the concept of company continuity. For the cost of creditors' equity, bonds having terms of 10 years are used, since this term reflects more accurately the term a company may fundraising in the international market.

COMPANY'S VALUE

The net cash flow of the Invested Capital is generated by the company's global operation, available for all capital investors, shareholders, and other investors. Therefore, in order to determine the shareholders' value, one must deduct the global indebtedness with third parties.

Another necessary adjustment is the inclusion of non-operating assets, that is, those assets that are not consolidated in the company's operating activities, being added to the calculated operational value.

Cost of equity capital	**Re = Rf + beta*(Rm - Rf) + Rp + Rs**
Rf	Risk-free rate - based on the annual interest rate of the American Treasury for bonds with a term of 20 years, considering the long-term American inflation.
Rm	Market risk - measures the valorization of a totally

	diversified portfolio of shares for a period of 20 years.
Rp	Country Risk - represents the risk of investing in an asset on the relevant country, in comparison to a similar investment in a country that is considered safe.
Rs	Size Premium - it measures how the size of the company makes it more risky.
beta	It adjusts the market risk to the risk of a specific sector.
leveraged beta	It adjusts the sector's beta for the company risk.

Cost of third parties' equity	**Rd = Rf (*) + alfa + Rp**
Rf (*)	Risk-free rate - based on the annual interest rate of the American Treasury for bonds with a term of 10 years, considering the American inflation.
Alfa	Specific Risk - it represents the risk of investing in the company that is being analyzed.

Discount Rate	**WACC = (Re x We) + Rd (1 -t) x Wd**
Re =	Cost of equity capital.
Rd =	Cost of third parties' equity.
We =	Percentage of equity capital in the capital structure.
Wd =	Percentage of third parties' equity in the capital structure.
T =	Company's income tax and social security contribution effective rate.

8. ECONOMICAL AND FINANCIAL MODELLING

In this report, we use the future profitability methodology in order to determine the market value of AES SUL.

AES SUL's economic and financial modeling was conducted in order to demonstrate its capacity to generate cash in the relevant period, with the use of the aforementioned information.

The forecasts were performed for the period deemed necessary, under perfect operational and administrative conditions, in accordance with the following premises:

- The methodology is based on the generation of Discounted Free cash flow;
- In order to determine the company's value, a period of eleven (11) years and nine (9) months in addition to the perpetuity period was considered;
- The free cash flow was analytically forecast for a period of eleven (11) years and nine (9) months, from April 2016 to December 2027, in addition to considering the perpetuity after 2027;
- In order to forecast the perpetuity year, a nominal growth of 2% was considered, and for the EBITDA margin, the average of the last 5 years was considered, assuming the company's stabilization.
- For the annual period, we considered the fiscal year starting on January 1st and ending on December 31st;
- For calculating the current value, we considered the mid-year convention;
- The flow was forecast using Brazilian currency and the present value was calculated with the nominal discount rate (considering the inflation);
- Unless stated otherwise, the amounts are expressed in thousands of Reais;
- In order to forecast the income for future years, we used the Consolidated Balance Sheet, dated of March 31, 2016, as a starting balance.

In Exhibit 1, we present in detail the economic and financial modeling of the company, and the operating forecasts were based on the company's historical performance and on the management forecasts.

PREMISES FOR THE RESULTS FORECASTS

FINANCIAL INTERMEDIATION REVENUE

The Gross Operating Revenue (GOR) is formed by the revenue from the energy distribution in the regulated and free markets, and was forecast based on multi-annual forecasts. Depending on the type of consumer (residential, industrial, big industries, etc.), the energy will be charged in accordance with the consumption

verified on each month, in accordance with the pre-defined supply contracted with the distributor. The amount to be charged is calculated in accordance with Article 106 of Resolution 414 of 2010, issued by ANEEL (Brazilian Electrical Energy Agency), which defines that the consumer will be charged based on the quantity of used energy multiplied by the energy fee attributed to the type of consumer.

ENERGY FEE

The energy fee is formed by the costs incurred since its generation until it is made available to the consumers, via power plug, and also by its availability in the establishments. Unlike the generation segment, the power transmission and distribution segments have their prices regulated by ANEEL[1], which is the agency regulating the sector. Therefore, the companies are not free to define the prices they want, in the context of concession agreements, which usually have revision mechanisms and periodical adjustments of the fees, operated by the regulatory agency itself. For the purposes of calculating the fees, the costs of the distributor are classified in two types, portion A and portion B, in addition to taxes.

Portion A: It involves the costs incurred by the distributors, related to the generation and transmission activities, as well as charges on the segment set forth by the specific legislation. This portion is formed by the energy acquisition costs, energy transportation costs and social charges, representing 53.5% of the energy's final value.

Portion B: It represents the costs directly related with the company's management, which are not subject to the influence control of management practices adopted by the company. The costs of this part are revised every five years, depending on what is set forth in the concession agreement. This process is known as fee review. During the period between the reviews, portion B is

[1] ANEEL uses regulatory methods in order to determine the maximum level of non-technical losses that the distributors may pass on to the fees. This method mainly depends on the concession area where the distributor is located. Therefore, areas with more social complexity will be allowed a higher pass-through of the non-technical losses to the fees.

adjusted yearly by the inflation adjustment index, subtracted from an efficiency factor called Factor X, which estimates the productivity gains of the distribution activity and captures them in favor of the low fee ("*modicidade tarifária*") in each adjustment. This process is called fee review. This part is formed by the operating costs, the depreciation quota, and the investment remuneration, representing 17% of the energy's final value.

Fee Adjustment and Review: In order to define the distributors' fees, ANEEL sets, since the concession agreement, the power fees price-cap change methodologies. Thus, the fees do not follow the adjustment based on the inflation indexes, but a more complex calculation methodology. In the fee adjustments, ANEEL usually takes into consideration the inflation variation, the power price variations due to thermal orders from the generation segment, productivity gains and each distributor's supply quality variation. In the fee reviews, for their part, the analysis is made every five years, taking into account the investments in infrastructure, efficiency in cost management, minimum quality standards, scale gains (that is, consumption and consumers increase), as well as the inflation variation of the previous year. This contributes for the fees to be reasonable, leading the distributors to be efficient in the provision of the service, and also to become increasingly modernized, providing a better public service in terms of supply quality.

The graph below shows the growth of the GOR of AES SUL:



Gross Operational Revenue (R$ million)
0%
3%
2%
6%
7%
5%
-1%
3%
5%
5%
6%
3.394
4.640
4.770
4.877
5.170
5.508
5.806
5.775
5.959
6.279
6.599
6.985
APR - DEC 2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Supply Revenue
Distribution System Use Revenue
Other Revenues
Increase (%)

DEDUCTIONS/TAXES ON GROSS REVENUES

ICMS: Tax on the Circulation of Goods and Provision of Services, considering the rate between 20% and 25% on the GOR, depending on the destination of the electrical power, varying for the rural, industrial or residential segments.

PIS: Social Integration Program, considering the rate of 1.7% on the GOR.

COFINS: Contribution to the Funding of Social Security, considering the rate of 8% on the GOR.

CDE: Energy Development Account, considered a source of subsidy created to make alternative energy sources competitive and promote the universalization of the electric energy services. It ranges between 12.0% and 3.6% of the GOR, according to the costs incurred in with the energy distribution.

P&D/ISS/Others: Other deductions, such as investment in Research and Development and Tax on Services. For this deduction, the rate of 0.6% on the GOR was taken into account.

COSTS PER GOOD SOLD

The costs of the products sold by AES SUL are composed by: energy bought, charges on the segment, connection and transmission, ESS – system service charges and CVA – variable costs of portion A. For the forecast of the operational costs of AES SUL, the premises provided by the company were taken into account, according to the operational model of energy distributors.

Energy Bought: These result from the contracting of energy amounts by means of regulated auctions. The distributing company purchases a quantity of power it deems sufficient to serve its captive market. According to ABREE, the costs with energy are allocated to the so-called energy fee and fully passed on to the consumers. Thus, a cost with energy bought between 49.2% and 55.7% of the GOR was taken into account, according to the energy needs and fee conditions.

Charges on the Segment: These are contributions contained in the electrical energy fee, which are not considered taxes or assessments, but contributions set by law, the amounts of which are established by resolutions or orders from the Brazilian Electrical Energy Agency, ANEEL. Each charge is intended to obtain funds and finance specific needs of the electrical energy segment. Thus, social charges of 0.2% on the NOR were taken into account.

Connection and Transmission: These are costs pertaining to the power distribution and transmission system, including the costs with operation and maintenance of the distribution networks. An initial connection and transmission cost of 7.3% was taken into account, and which was expanded as the electrical energy distribution increased.

System Service Charges: These are charges directed to subsidize the maintenance of the reliability and stability of the SIN (National Interconnected System). For said charges, a rate between 5.3% and 6.7% of the NOR was taken into account, according to the company's estimate.

CVA – Variable Costs of Portion A: The CVA is a compensation of the variation of sums of the items in the non-manageable costs, which are included in portion A, occurred between the fee adjustments. If the CVA is negative, it means that a sum is passed on to the fee; if it is positive, the balance is used to abate the yearly fee adjustment. A CVA of 15.4% was forecast for the first year, 2.0% for the second year and 0.08% on average, on the NOR for the next periods, given that a stabilization of said costs has been forecast.

The increase of the costs per good sold is demonstrated in the graph below:


COST PER GOOD SOLD (R$ million)
23%
27%
28%
30%
31%
32%
33%
31%
31%
32%
33%
34%
1.490
1.913
2.005
2.124
2.219
2.356
2.460
2.572
2.649
2.763
2.863
3.005
APR - DEC 2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Energy Bought
Charges on the Segment
Connection and Transmission
ESS
CVA
Gross Margin

OPERATIONAL EXPENSES

According to the company's Business Plan, the operational expenses of AES SUL are made up of: expenses with staff, materials, outsourced services, others, other operational expenses/revenues and PDD – Provision for Bad Debtors.

To forecast the operational expenses, certain synergies were allowed, based on an optimization of the operational chart, given that the CPFL also operates in the energy market, having know-how in the distribution area, which affects mainly the expenses with PMSO. Thus, approximately R$ 70 million were cut from the expenses per year, starting on 2017 and stabilizing in 2019.

Also according to the company's Business Plan, the PMSO operational expenses evolve according to the inflation of the period forecast by LCA Consultoria, assigning the IPCA for expenses with staff and the IGPM for expenses with material, outsourced services and others. The premise of increase of the expenses that, according to the increase in the volume of clients, a 30% increase is obtained for such volume on the respective costs, was also assigned.

The evolution of the operational expenses is demonstrated in the graph below:


OPERATIONAL EXPENSES (R$ million)
3%
11%
14%
17%
20%
21%
22%
20%
21%
22%
23%
24%
377
413
388
373
354
366
382
398
416
432
448
465
APR - DEC 2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Staff
Material
Outsourced Service
Others
Other Operational Revenues/Expenses
PDD

Staff: Costs related to staff, including expenses with wages, benefits and social charges, among others.

Material: Expenses with material for the power distribution, such as concrete for the distribution poles and cables.

Outsourced Services: Services connected to the installation and maintenance of equipment for power distribution.

Others: These expenses are connected to costs with regulatory contingencies.

Other Operational Expenses/Revenues: Other expenses are connected to the company's construction costs and costs with provision and reversal for lawsuits.

PDD: The expenses with PDD pertain to the coverage of costs and expenses against defaulting clients, made before the beginning of each fiscal year for the company to be protected from occasional future losses.

INCOME TAX AND SOCIAL CONTRIBUTIONS

AES SUL is under the actual profit taxation regime and has an accrued tax loss basis. For the Actual Profit taxation regime, the rate of 34% on the Profits Before Income Tax (LAIR/EBIT) was taken into account in order to calculate the income tax, net of 30% of the tax loss basis.

WORKING CAPITAL

Terms forecast based on the historic balances of the accounts in the balance sheet of AES SUL, ending on March 31, 2016. The Working Capital variation was calculated considering the parameters below, as of April 2016:

USES	DAYS	SOURCE
Accounts Receivable	40	GOR
Stock	2	CVM & EXPENSES
Taxes Recoverable	1	GOR
Prepaid Expenses	5	OPERATIONAL EXPENSES
Other Current Assets	33	NOR
SOURCE	**DAYS**	**SOURCE**
Social and Labor Obligations	17	OPERATIONAL EXPENSES
Suppliers	67	CVM & EXPENSES
Tax Obligations	11	CVM & EXPENSES
Other Obligations	13	GOR

DEPRECIATION AND AMORTIZATION

According to the company's Business Plan, a rate of 3.55% per year of depreciation on the Fixed Assets and Intangible Assets of the balance sheet on the base date and on the new investments was taken into account.

INVESTMENTS

An investment of R$ 12,398.93 thousand for the expansion and maintenance of the Fixed Assets, for the entire period of the forecast, was taken into account.

And an investment of R$ 4,579.800 thousand for the expansion and maintenance of the Intangible Assets was also assigned. According to information from the company, the company's CAPEX is higher in the first years of the forecast due to the investments necessary in the change of the wooden poles for concrete ones, in order to achieve better distribution performance.

SETTING OF THE DISCOUNT RATE

The discount rate was calculated based on the WACC - Weighted Average Cost of Capital methodology, in which model the capital cost is set based on the weighted average of the market value of the capital structure components (the company's own and those of third parties).

The values of the parameters used to calculate the discount rate are set forth in Exhibit 1 to this report. However, we have highlighted below the main sources of such parameters:

- Risk-free rate (cost of net equity): it corresponds to the average yield in the period between April 1, 2015 and March 31, 2016, of the 20-year US T-Bond (Federal Reserve), website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml;
- Beta d: it is equivalent to the average Beta of the area, researched in Bloomberg's database, a program provided by the company of same name, with data on the stock market and financial information. The data provided by Bloomberg are the leveraged beta of different companies, with capital structures related thereto. We removed the leverage of the betas connected to each of the companies, considering the respective capital structures. Thus, we verified the respective gross betas. We calculated the average of the verified gross betas, to then leverage it with the capital structure of the company being analyzed. This calculation is necessary to correct the possible distortions to the beta calculation, generated by the difference in the capital structure of each company;
- Risk Premium: it corresponds to the Spread between SP500 and 20-year US T-bond. Source: *2016* Valuation Handbook: Guide do Cost Capital. Chicago, IL: Duff & Phelps, LLC, 2016. Print;

- Premium due to Size: it corresponds to the risk premium due to the company's size, considering the U.S. stock market. Source: 2016 Valuation Handbook: Guide do Cost Capital. Chicago, IL: Duff & Phelps, LLC, 2016. Print;
- Brazil Risk: it corresponds to the average, in the period between April 1, 2015 and March 31, 2016. Source: Portal Brasil (March 31, 2016), website http://www.portalbrasil.net/indices_dolar.htm;
- Risk-free rate (cost of debt): it corresponds to the average yield in the period between April 1, 2015 and March 31, 2016, of the 10-year US T-Bond (Federal Reserve), website http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml;
- Cost of debt: we considered a nominal capture cost of 14.0% per year, corresponding to 110% of the average of the long-term CDI, according to the company's actual capture cost;
- An average U.S. inflation forecast of 2.0% per year was used;
- An average Brazilian inflation forecast of 4.4% per year was used.

Lastly, with the parameters used in the calculation, we arrived at a nominal discount rate of 11.3% per year.

CALCULATION OF THE OPERATIONAL VALUE

Based on the operational cash flow forecast for the next eleven (11) years and nine (9) months, and the year of perpetuity of the residual value of the company from then on (considering an increase rate in perpetuity of 2.0%), we deducted said values at present value, using the nominal discount rate described in the previous item.

NET INDEBTEDNESS

A net indebtedness of R$878,440 thousand on the base date was considered, as per the table below:

NET INDEBTEDNESS (R$ thousand)	
Cash and Cash Equivalents (+)	20,424
Financial Investments (+)	177,333

Accounts Receivable LP (+)	125,420
Loans and Funding CP (-)	(162,782)
Loans and Funding LP (-)	(1,038,835)
TOTAL	**(878,440)**

NON-OPERATIONAL ASSETS

Non-operational assets of R$ 672,731 thousand were considered on the base date, as per the table below:

NON-OPERATIONAL ASSETS (R$ thousand)	
Deferred Taxes LP (+)	19,423
Other Non-Current Assets LP (+)	930,959
Investments (+)	21,049
Provisions CP (-)	(74,935)
Other Obligations LP (-)	(198,305)
Provisions LP (-)	(25,460)
TOTAL	**672,731**

PRO-FORMA ADJUSTMENT

According to the Administration, the balance of dividends payable, present in the company's current and non-current liabilities, shall be paid up in short term. Thus, in order to better reflect the balance of assets and liabilities and the net equity of the base date, we have made a pro-forma adjustment to the balance sheet, reclassifying the amounts present in the dividends payable account of the current and non-current liabilities of the net equity.

ECONOMIC VALUE OF AES SUL

Summarizing the items previously mentioned, detailed in Exhibit 1, we arrived at the following amounts:

Expected return rate	10.3%	**11.3%**	12.3%
Perpetuity growth rate	2.0%	**2.0%**	2.0%
ECONOMIC VALUE OF AES SUL			
DISCOUNTED CASH FLOW	595,014	**531,593**	473,830
DISCOUNTED RESIDUAL VALUE	1,723,052	**1,388,918**	1,133,761
AES SUL OPERATIONAL VALUE (R$ thousand)	2,318,066	**1,920,511**	1,607,592
NET INDEBTEDNESS	(878,440)	**(878,440)**	(878,440)
NON-OPERATIONAL ASSET	672,731	**672,731**	672,731
AES SUL ECONOMIC VALUE (R$ thousand)	2,112,357	**1,714,802**	1,401,883

9. CONCLUSION

In light of the examinations made to the abovementioned documents and taking the studies by APSIS as basis, the expert examiners concluded that the economic value of **AES SUL** is of one billion, seven hundred and fourteen million and eight hundred and two thousand Reais (**R$ 1,714,802 thousand**).

Appraisal report **AP-0516/16-01** was drafted as a Digital Report (electronic document in PDF), with certification from the technicians responsible and printed by APSIS, composed of twenty-five (25) pages typed on one side and four (4) exhibits. APSIS Consultoria Empresarial Ltda., CREA/RJ 1982200620 and CORECON/RJ RF/02052, a company specialized in asset valuation, legally represented by its directors, is at your disposal for any clarifications that may be necessary.

São Paulo, June 24, 2016.

MARCIA APARECIDA DE LUCCA CALMON
Director

MARINA RAGUCCI
Executive Manager

10. LIST OF EXHIBITS

1. VALUATION REPORTS
2. PRO-FORMA BALANCE SHEETS
3. GROUNDS
4. GLOSSARY AND APSIS PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Phone: + 55 (21) 2212-6850
Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Phone: + 55 (11) 3662-5453
Fax: + 55 (11) 3662-5722

EXHIBIT 1

DATA

AES SUL INFORMATION (R$ thousand)	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
GROSS OPERATIONAL REVENUE (GOR)	3.393.784	4.639.671	4.769.706	4.877.318	5.170.432	5.507.756	5.805.515	5.775.419	5.959.173	6.279.212	6.599.014	6.984.894
(% GOR growth)			2,8%	2,3%	6,0%	6,5%	5,4%	-0,5%	3,2%	5,4%	5,1%	5,8%
Supply Revenue	3.218.870	4.399.840	4.494.779	4.586.921	4.866.019	5.185.881	5.466.488	5.434.402	5.609.602	5.914.155	6.217.645	6.584.696
Distribution System Use Revenue	156.885	213.817	220.317	224.086	235.783	250.042	263.682	262.087	269.267	282.071	294.672	309.708
Other Revenues	18.029	26.013	54.610	66.310	68.630	71.833	75.346	78.930	80.305	82.986	86.697	90.491
TAXES AND DEDUCTIONS	(1.465.807)	(2.022.686)	(1.976.191)	(1.858.462)	(1.956.922)	(2.058.837)	(2.149.187)	(2.040.293)	(2.098.726)	(2.199.248)	(2.307.687)	(2.436.717)
(% GOR)	-43,2%	-43,6%	-41,4%	-38,1%	-37,8%	-37,4%	-37,0%	-35,3%	-35,2%	-35,0%	-35,0%	-34,9%
ICMS	(723.377)	(986.550)	(1.006.823)	(1.025.455)	(1.086.525)	(1.157.007)	(1.218.756)	(1.212.093)	(1.250.663)	(1.317.376)	(1.383.691)	(1.464.245)
PIS	(59.128)	(80.662)	(82.783)	(84.491)	(89.496)	(95.281)	(100.361)	(99.878)	(103.038)	(108.507)	(113.962)	(120.576)
COFINS	(272.345)	(371.536)	(381.303)	(389.172)	(412.225)	(438.871)	(462.269)	(460.045)	(474.598)	(499.792)	(524.916)	(555.379)
CDE	(390.172)	(557.405)	(477.208)	(329.015)	(336.392)	(333.013)	(331.070)	(230.660)	(231.534)	(232.465)	(241.903)	(250.712)
P&D/ISS/Others	(20.785)	(26.533)	(28.074)	(30.330)	(32.284)	(34.665)	(36.731)	(37.617)	(38.895)	(41.108)	(43.215)	(45.806)
NET OPERATIONAL REVENUE (NOR)	1.927.978	2.616.985	2.793.515	3.018.856	3.213.510	3.448.919	3.656.328	3.735.126	3.860.447	4.079.964	4.291.327	4.548.177
COST OF SERVICES PROVIDED (CSP)	(1.490.429)	(1.913.127)	(2.004.752)	(2.123.890)	(2.219.120)	(2.355.879)	(2.460.453)	(2.572.492)	(2.649.000)	(2.763.319)	(2.863.122)	(3.004.791)
(% NOR)	-77,3%	-73,1%	-71,8%	-70,4%	-69,1%	-68,3%	-67,3%	-68,9%	-68,6%	-67,7%	-66,7%	-66,1%
Energy Bought	(948.043)	(1.461.555)	(1.561.539)	(1.682.410)	(1.720.276)	(1.814.773)	(1.909.354)	(1.998.925)	(2.057.415)	(2.131.426)	(2.204.462)	(2.264.382)
Charges on the Segment	(3.116)	(4.477)	(4.801)	(5.128)	(5.425)	(5.600)	(5.870)	(6.052)	(6.367)	(6.684)	(6.884)	(7.212)
Connection and Transmission	(140.501)	(229.555)	(263.501)	(283.910)	(302.700)	(318.056)	(333.672)	(350.997)	(370.946)	(391.464)	(411.974)	(433.060)
ESS	(102.141)	(169.565)	(177.502)	(185.050)	(191.041)	(198.480)	(208.180)	(216.937)	(223.096)	(230.624)	(241.553)	(304.334)
CVA	(296.629)	(47.975)	2.591	32.608	322	(18.970)	(3.377)	419	8.824	(3.120)	1.751	4.196
OPERATIONAL EXPENSES	(376.816)	(412.703)	(387.922)	(373.493)	(354.447)	(366.284)	(381.725)	(398.160)	(415.591)	(431.986)	(448.143)	(464.578)
(% NOR)	-19,5%	-15,8%	-13,9%	-12,4%	-11,0%	-10,6%	-10,4%	-10,7%	-10,8%	-10,6%	-10,4%	-10,2%
Staff	(117.148)	(155.536)	(151.387)	(137.577)	(127.099)	(133.730)	(140.263)	(147.336)	(155.093)	(163.059)	(170.721)	(178.568)
Material	(10.111)	(14.342)	(15.283)	(15.983)	(16.537)	(16.999)	(17.587)	(18.263)	(18.928)	(19.547)	(20.168)	(20.804)
Outsourced Services	(93.121)	(143.831)	(148.653)	(154.215)	(159.543)	(161.835)	(167.381)	(173.769)	(180.075)	(185.938)	(191.813)	(197.832)
Others	(20.903)	(32.919)	(7.954)	(17.705)	(13.686)	(14.128)	(14.804)	(15.542)	(16.220)	(16.842)	(17.499)	(18.183)
Other Operational Expenses/Revenues	(128.613)	(56.615)	(54.920)	(38.068)	(27.039)	(28.362)	(29.852)	(31.475)	(33.124)	(33.796)	(34.486)	(34.948)
PDD	(6.920)	(9.461)	(9.726)	(9.945)	(10.543)	(11.231)	(11.838)	(11.777)	(12.151)	(12.804)	(13.456)	(14.243)

FIXED ASSETS

AES SUL FIXED ASSETS (R$ thousand)	Base Date 03/31/2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
MAINTENANCE INVESTMENT		664	894	925	957	990	1.025	1.061	1.098	1.136	1.175	1.217	1.259
EXPANSION INVESTMENT													
TOTAL INVESTMENT (MAINTENANCE + EXPANSION)	**-**	**664**	**894**	**925**	**957**	**990**	**1.025**	**1.061**	**1.098**	**1.136**	**1.175**	**1.217**	**1.259**
INVESTMENT DEPRECIATION	-	9	39	72	105	140	175	212	251	290	331	374	418
(ORIGINAL) FIXED ASSETS COST	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932	24.932
RESIDUAL VALUE	20.604	19.940	19.055	18.170	17.285	16.400	15.515	14.630	13.745	12.860	11.974	11.089	10.204
ORIGINAL FIXED ASSETS DEPRECIATION	-	664	885	885	885	885	885	885	885	885	885	885	885
TOTAL DEPRECIATION	**221**	**673**	**925**	**957**	**990**	**1.025**	**1.061**	**1.098**	**1.136**	**1.175**	**1.217**	**1.259**	**1.303**

DEPRECIATION OF NEW FIXED ASSETS	03,/31/2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
APR - DEC 2016		9	24	24	24	24	24	24	24	24	24	24	24
2017		-	16	32	32	32	32	32	32	32	32	32	32
2018		-	-	16	33	33	33	33	33	33	33	33	33
2019		-	-	-	17	34	34	34	34	34	34	34	34
2020		-	-	-	-	18	35	35	35	35	35	35	35
2021		-	-	-	-	-	18	36	36	36	36	36	36
2022		-	-	-	-	-	-	19	38	38	38	38	38
2023		-	-	-	-	-	-	-	19	39	39	39	39
2024		-	-	-	-	-	-	-	-	20	40	40	40
2025		-	-	-	-	-	-	-	-	-	21	42	42
2026		-	-	-	-	-	-	-	-	-	-	22	43
2027		-	-	-	-	-	-	-	-	-	-	-	22

INTANGIBLE ASSETS

AES SUL INTANGIBLE ASSETS (R$ thousand)	Base Date 03/31/2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
MAINTENANCE INVESTMENT													
EXPANSION INVESTMENT		246.323	333.995	375.266	412.709	462.872	493.837	526.873	562.120	270.805	287.562	298.456	308.983
TOTAL INVESTMENT (MAINTENANCE + EXPANSION)	**-**	**246.323**	**333.995**	**375.266**	**412.709**	**462.872**	**493.837**	**526.873**	**562.120**	**270.805**	**287.562**	**298.456**	**308.983**
INVESTMENT REPAYMENT	-	3.279	14.673	27.262	41.249	56.790	73.772	91.890	111.219	126.004	135.915	146.316	157.098
(ORIGINAL) INTANGIBLE ASSETS COST	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979	4.251.979
RESIDUAL VALUE	1.472.826	1.359.617	1.208.671	1.057.726	906.781	755.836	604.890	453.945	303.000	152.055	1.109	-	-
ORIGINAL INTANGIBLE ASSETS REPAYMENT	-	113.209	150.945	150.945	150.945	150.945	150.945	150.945	150.945	150.945	150.945	1.109	-
TOTAL REPAYMENT	**37.736**	**116.488**	**165.618**	**178.207**	**192.194**	**207.736**	**224.717**	**242.835**	**262.164**	**276.949**	**286.860**	**147.426**	**157.098**

REPAYMENT OF NEW INTANGIBLE ASSETS	03/31/2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
APR - DEC 2016		3.279	8.744	8.744	8.744	8.744	8.744	8.744	8.744	8.744	8.744	8.744	8.744
2017		-	5.928	11.857	11.857	11.857	11.857	11.857	11.857	11.857	11.857	11.857	11.857
2018		-	-	6.661	13.322	13.322	13.322	13.322	13.322	13.322	13.322	13.322	13.322
2019		-	-	-	7.326	14.651	14.651	14.651	14.651	14.651	14.651	14.651	14.651
2020		-	-	-	-	8.216	16.432	16.432	16.432	16.432	16.432	16.432	16.432
2021		-	-	-	-	-	8.766	17.531	17.531	17.531	17.531	17.531	17.531
2022		-	-	-	-	-	-	9.352	18.704	18.704	18.704	18.704	18.704
2023		-	-	-	-	-	-	-	9.978	19.955	19.955	19.955	19.955
2024		-	-	-	-	-	-	-	-	4.807	9.614	9.614	9.614
2025		-	-	-	-	-	-	-	-	-	5.104	10.208	10.208
2026		-	-	-	-	-	-	-	-	-	-	5.298	10.595
2027		-	-	-	-	-	-	-	-	-	-	-	5.484

WORKING CAPITAL

AES SUL WORKING CAPITAL (R$ thousand)	2014	2015	MAR 2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
USES	697.618	985,421	887.030	777.945	793.455	824.765	858.328	910.226	971.748	1.026.028	1.030.696	1.064.148	1.122.180	1.179.355	1.248.562
Accounts Receivable	424.759	611.322	607.694	505.938	518.754	533.293	545.324	578.097	615.813	649.105	645.740	666.285	702.068	737.824	780.969
Stock	11.392	14.306	13.504	12.338	11.526	11.857	12.376	12.754	13.490	14.085	14.722	15.187	15.835	16.410	17.193
Taxes Recoverable	14.573	15.345	19.449	15.466	15.858	16.302	16.670	17.672	18.825	19.842	19.739	20.367	21.461	22.554	23.873
Prepaid Expenses	6.859	8.997	8.973	6.557	5.386	5.063	4.874	4.626	4.780	4.982	5.196	5.424	5.638	5.848	6.063
Other Current Assets	240.035	335.451	237.410	237.647	241.931	258.251	279.083	297.078	318.841	338.015	345.300	356.885	377.179	396.718	420.463
SOURCES	778.929	1.168.472	798.796	729.612	693.964	712.090	738.121	764.473	809.623	847.281	874.910	902.841	943.683	981.293	1.030.491
Social and Labor Obligations	25.551	30.511	31.946	23.293	19.134	17.985	17.316	16.433	16.982	17.698	18.460	19.268	20.028	20.777	21.539
Suppliers	493.232	574.774	484.505	465.907	435.248	447.757	467.352	481.609	509.417	531.876	555.918	573.498	597.959	619.659	649.247
Tax Obligations	70.824	86.099	83.965	75.925	70.929	72.967	76.160	78.484	83.015	86.675	90.593	93.458	97.444	100.981	105.802
Other Obligations	189.322	477.088	198.380	164.487	168.653	173.380	177.292	187.947	200.209	211.032	209.938	216.618	228.251	239.876	253.903
WORKING CAPITAL	(81.311)	(183.051)	88.234	48.333	99.490	112.675	120.207	145.754	162.126	178.747	155.787	161.307	178.498	198.062	218.071
WORKING CAPITAL VARIATION				(39.901)	51.158	13.185	7.532	25.547	16.372	16.621	(22.960)	5.520	17.191	19.564	20.009

FLOW

AES SUL FLOW (R$ thousand)	2014	2015	MAR2016	APR - DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
(% increase)						*2,8%*	*2,3%*	*6,0%*	*6,5%*	*5,4%*	*-0,5%*	*3,2%*	*5,4%*	*5,1%*	*5,8%*
GROSS OPERATIONAL REVENUE (GOR)	3.671,673	5.640.119	1.364.363	3.393.784	4.639.671	4.769.706	4.877.318	5.170.432	5.507.756	5.805.515	5.775.419	5.959.173	6.279.212	6.599.014	6.984.894
DEDUCTIONS/TAXES (-)	(992.401)	(2.374.428)	(666.347)	(1.465.807)	(2.022.686)	(1.976.191)	(1.858.462)	(1.956.922)	(2.058.837)	(2.149.187)	(2.040.293)	(2.098.726)	(2.199.248)	(2.307.687)	(2.436.717)
NET OPERATIONAL REVENUE (NOR)	2.679.272	3.265.691	698.016	1.927.978	2.616.985	2.793.515	3.018.856	3.213.510	3.448.919	3.656.328	3.735.126	3.860.447	4.079.964	4.291.327	4.548.177
COST OF SERVICES (-)	(1.731.925)	(2.368.523)	(481.299)	(1.490.429)	(1.913.127)	(2.004.752)	(2.123.890)	(2.219.120)	(2.355.879)	(2.460.453)	(2.572.492)	(2.649.000)	(2.763.319)	(2.863.122)	(3.004.791)
GROSS PROFITS (=)	947.347	897.168	216.717	437.548	703.858	788.763	894.966	994.390	1.093.040	1.195.875	1.162.634	1.211.447	1.316.645	1.428.206	1.543.386
gross margin (LB/NOR)	*34,4%*	*27,5%*	*31,0%*	*22,7%*	*26,9%*	*28,2%*	*29,6%*	*30,9%*	*31,7%*	*32,7%*	*31,1%*	*31,4%*	*32,3%*	*33,3%*	*33,9%*
GENERAL AND ADMINISTRATIVE EXPENSES (-)	(544.003)	(638.806)	(180.054)	(376.816)	(412.703)	(387.922)	(373.493)	(354.447)	(366.284)	(381.725)	(398.160)	(415.591)	(431.986)	(448.143)	(464.578)
EBITDA (=)	403.344	258.362	36.663	60.732	291.156	400.840	521.473	639.943	726.756	814.150	764.474	795.856	884.659	980.062	1.078.808
Ebitda margin (Ebitda/NOR)	*15,1%*	*7,9%*	*5,3%*	*3,2%*	*11,1%*	*14,3%*	*17,3%*	*19,9%*	*21,1%*	*22,3%*	*20,5%*	*20,6%*	*21,7%*	*22,8%*	*23,7%*
DEPRECIATION/AMORTIZATION (-)				(117.161)	(166.543)	(179.164)	(193.184)	(208.760)	(225.778)	(243.932)	(263.300)	(278.124)	(288.076)	(148.685)	(158.401)
EBIT (=)	403.344	258.362	36.663	(56.428)	124.613	221.676	328.289	431.183	500.978	570.218	501.174	517.732	596.583	831.378	920.407
INCOME TAX/SOCIAL CONTRIBUTION (-)				-	(29.634)	(52.735)	(78.109)	(102.598)	(119.209)	(135.688)	(119.255)	(123.196)	(141.963)	(246.696)	(312.914)
Actual IRCS Rate (IRCS/EBIT)				*0,0%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-23,8%*	*-29,7%*	*-34,0%*
NET PROFIT (=)				(56.428)	94.979	168.941	250.180	328.585	381.770	434.530	381.918	394.536	454.620	584.681	607.492
net margin (LL/NOR)				*-2,9%*	*3,6%*	*6,0%*	*8,3%*	*10,2%*	*11,1%*	*11,9%*	*10,2%*	*10,2%*	*11,1%*	*13,6%*	*13,4%*
FREE CASH FLOW (R$ thousand)															
INFLOW				60.732	261.522	348.105	443.364	537.346	607.547	678.462	645.219	672.660	742.696	733.366	765.894
NET PROFITS OF THE FISCAL YEAR				(56.428)	94.979	168.941	250.180	328.585	381.770	434.530	381.918	394.536	454.620	584.681	607.492
DEPRECIATION/AMORTIZATION				117.161	166.543	179.164	193.184	208.760	225.778	243.932	263.300	278.124	288.076	148.685	158.401
OUTFLOW				(246.986)	(334.888)	(376.191)	(413.666)	(463.862)	(494.862)	(527.934)	(563.217)	(271.941)	(288.738)	(299.672)	(310.242)
INVESTMENTS IN FIXED ASSETS AND INTANGIBLES ASSETS (-)				(246.986)	(334.888)	(376.191)	(413.666)	(463.862)	(494.862)	(527.934)	(563.217)	(271.941)	(288.738)	(299.672)	(310.242)
SIMPLE BALANCE				(186.254)	(73.367)	(28.085)	29.699	73.484	112.686	150.529	82.001	400.719	453.959	433.694	455.652
WORKING CAPITAL VARIATION (-)				39.901	(51.158)	(13.185)	(7.532)	(25.547)	(16.372)	(16.621)	22.960	(5.520)	(17.191)	(19.564)	(20.009)
BALANCE IN THE PERIOD				(146.353)	(124.524)	(41.271)	22.167	47.937	96.314	133.907	104.962	395.199	436.768	414.129	435.643
Partial Period				*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-Year Convention				*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,25*	*9,25*	*10,25*	*11,25*
Discount Factor @ 11.28%			**11.3%**	*0,96*	*0,87*	*0,79*	*0,71*	*0,63*	*0,57*	*0,51*	*0,46*	*0,41*	*0,37*	*0,33*	*0,30*
Discounted Cash Flow				(140.603)	(108.951)	(32.449)	15.662	30.437	54.954	68.659	48.362	163.635	162.515	138.472	130.900
Balance to be Perpetuated				*126.364*											
Perpetuity @ 2.00%			**2.0%**	1.388.918											
OPERATIONAL VALUE (R$ thousand)				**1.920.511**											

DISCOUNT RATE

CAPITAL STRUCTURE	
EQUITY/NET EQUITY	38%
DEBT/THIRD PARTIES	62%
EQUITY + DEBT	100%
U.S. INFLATION FORECAST	2,0%
BRAZILIAN INFLATION FORECAST	4,4%
COST WITH NET EQUITY	
RISK-FREE RATE (Rf)	2,6%
BETA d	0,28
BETA r	0,60
RISK PREMIUM (Rm - Rf)	6,0%
PREMIUM DUE TO SIZE (Rs)	1,0%
BRAZIL RISK	3,9%
Nominal Re in US$ (=)	**11,1%**
Nominal Re in R$ (=)	**13,7%**
COST OF DEBT	
RISK-FREE RATE (Rf*)	2,1%
SPECIFIC RISK (ALFA)	7,9%
BRAZIL RISK	3,9%
Nominal Rd in R$ (=)	**14,0%**
Nominal Rd with Tax Benefit (=)	**9,8%**
WACC	
COST OF NET EQUITY	13,7%
COST OF DEBT	9,8%
NOMINAL DISCOUNT RATE IN R$ (=)	**11,3%**

ECONOMIC VALUE

Expected return rate	10,3%	11,3%	12,3%
Perpetuity growth rate	2,5%	2,5%	2,0%
AES SUL ECONOMIC VALUE			
DISCOUNTED CASH FLOW	595.014	531.593	473.830
DISCOUNTED RESIDUAL VALUE	1.723.052	1.388.918	1.133.761
AES SUL OPERATIONAL VALUE (R$ thousand)	2.318.066	1.920.511	1.607.592
NET INDEBTEDNESS	(878.440)	(878.440)	(878.440)
NON-OPERATIONAL ASSET	672.731	672.731	672.731
AES SUL ECONOMIC VALUE (R$ thousand)	2.112.357	1.714.802	1.401.883

EXHIBIT 2

BALANCE SHEET

AES SUL BALANCE SHEET (R$ thousand)	PRO-FORMA ACCOUNTING STATEMENTS BALANCES IN MAR 2016	PRO-FORMA ADJUSTMENTS	PRO-FORMA ACCOUNTING STATEMENTS BALANCES IN MAR 2016
CURRENT ASSETS	**1.084,79**	-	**1.084,79**
Cash and Cash Equivalents	20,42		20,42
Financial Investments	177,33		177,33
Accounts Receivable	607,69		607,69
Stock	13,50		13,50
Taxes Recoverable	19,45		19,45
Prepaid Expenses	8,97		8,97
Other Current Assets	237,41		237,41
NON-CURRENT ASSETS	**2.993,87**	-	**2.993,87**
LONG-TERM REALIZABLE ASSETS	**1.479,39**	-	**1.479,39**
Accounts Receivable	125,42		125,42
Deferred Taxes	423,02		423,02
Other Non-Current Assets	930,96		930,96
INVESTMENTS	**21,05**	-	**21,05**
	21,05		21,05
FIXED ASSETS	**20,60**	-	**20,60**
	20,60		20,60
INTANGIBLE ASSETS	**1.472,83**	-	**1.472,83**
	1.472,83		1.472,83
TOTAL ASSETS	**4.078,66**	-	**4.078,66**
CURRENT LIABILITIES	**1.196,30**	**(159,79)**	**1.036,51**
Social and Labor Obligations	31,95		31,95
Suppliers	484,51		484,51
Tax Obligations	83,97		83,97
Loans and Funding	162,78		162,78
Other Obligations	413,40	(215,02)	198,38
Provisions(2)	19,71	55,23	74,94
NON-CURRENT ASSETS	**1.675,45**	**(412,85)**	**1.262,60**
ASSETS DUE IN THE LONG TERM	**1.675,45**	**(412,85)**	**1.262,60**
Loans and Funding	1.038,84		1.038,84
Other Obligations	611,15	(412,85)	198,31
Provisions	25,46		25,46
NET EQUITY	**1.206,91**	**572,64**	**1.779,55**
Realized Corporate Capital	758,69		758,69
Capital Reserves	(2,28)		(2,28)
Profit Reserves	497,77	572,64	1.070,41
Accrued Profits/Losses	(21,56)		(21,56)
Other Thorough Results	(25,72)		(25,72)

TOTAL LIABILITIES	4.078,66	-	4.078,66

EXHIBIT 3

MULTIPLES ANALYSIS

In order to analyze the results obtained with the valuation made, the market multiples of other publicly-held companies with operational and financial characteristics similar to those of AES SUL were surveyed.

Using the Bloomberg tool to carry out the benchmark research, the following comparable companies were found:

03/31/2016	Market Capitalization (R$ million)	EBITDA (R$ million)	EBITDA MARGIN (2015)	EV/EBITDA 2015
AES ELPA S.A.	856	962	7,0%	5,8x
ELETRO PAULO METROPOLI-PREF	1.811	964	7,1%	4,8x
AES TIETÊ ENERGIA S.A.-UNIT		1.336	50,9%	4,6x
ALUPAR INVESTIMENTO S.A.-UNIT	2.956	1.134	75,9%	7,2x
CIA ENERGETICA DO RIO GRANDE		348	19,3%	6,3x
CPFL ENERGIA SA		3.532	17,5%	9,5x
EDP-ENERGIAS DO BRASIL SA	6.165	3.002	29,7%	4,1x
LIGHT SA	1.978	1.222	11,5%	7,4x
CENTRAIS ELETRICAS SANTA CAT	703	324	4,7%	2,4x
Floor	0	324	4,7%	2,4x
1st decile	1.094	962	7,1%	4,6x
Average	2.411	1.425	24,8%	5,8x
Medial	1.895	1.134	17,5%	5,8x
3rd decile	2.711	1.336	29,7%	5,8x
Cap	6.165	3.532	75,9%	9,5x

AES SUL	1.715	258	7,9%	6,6x

MULTIPLES

03/31/2016	Market Capitalization (R$ million)	EBITDA (R$ million)	EBITDA MARGIN (2015)	EV/EBITDA 2015
AES ELPA S.A.	856	962	7,0%	5,8x
ELETROPAULO METROPOLI-PREF	1.811	964	7,1%	4,8x
AES TIETÊ ENERGIA S.A.-UNIT		1.336	50,9%	4,6x
ALUPAR INVESTIMENTO S.A.-UNIT	2.956	1.134	75,9%	7,2x
CIA ENERGETICA DO RIO GRANDE		348	19,3%	6,3x
CPFL ENERGIA SA		3.532	17,5%	9,5x
EDP - ENERGIAS DO BRASIL SA	6.165	3.002	29,7%	4,1x
LIGHT SA	1.978	1.222	11,5%	7,4x
CENTRAIS ELETRICAS SANTA CAT	703	324	4,7%	2,4x
Floor	0	324	4,7%	2,4x
1st decile	1.094	962	7,1%	4,6x
Average	2.411	1.425	24,8%	5,8x
Medial	1.895	1.134	17,5%	5,8x
3rd decile	2.711	1.336	29,7%	5,8x
Cap	6.165	3.532	75,9%	9,5x
AESSUL	1.715	258	7,9%	6,6x

TIR

TIR (R$ thousand)		2016 2nd SEMESTER	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
INVESTED SUM	1.698.455												
PERCENTAGE PURCHASED	100,00%												
EQUIVALENT NET CASH	(205.709)												
TOTAL SUM	**(1.904.164)**												
BALANCE OF THE EQUIVALENT PERIOD		(146.353)	(124.524)	(41.271)	22.167	47.937	96.314	133.907	104.962	395.199	436.768	414.129	435.643
Partial Period		*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-Year Convention		*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,25*	*9,25*	*10,25*	*11,25*
Discount Factor @9,5%	9,5%	*0,97*	*0,89*	*0,81*	*0,74*	*0,68*	*0,62*	*0,57*	*0,52*	*0,47*	*0,43*	*0,39*	*0,36*
Discounted Cash Flow		**(141.441)**	**(111.131)**	**(33.627)**	**16.490**	**32.557**	**59.721**	**75.250**	**52.250**	**186.489**	**188.171**	**162.893**	**156.445**
Balance to be Perpetuated		*151.024*											
Perpetuity @2,0%	2,0%	**2.045.605**											
OPERATIONAL VALUE	**1.904.164**												

EXHIBIT 4

Glossary

A

ABL
Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
serial number (grades or weights) to differentiate the quality features of properties.

Allotment
subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
the value at which an asset or liability is recognized on the balance sheet.

Building Standard
the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk

uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
fixed asset investments.

Capitalization
conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model)
model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate
any divisor used to convert economic benefits into value in a single period.

Capital Structure
composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit

smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
an event that causes financial loss.

Company
commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
physical status of an asset as a result of its maintenance.

Control
power to direct the strategic policy and administrative management of a company.

Control Premium
value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost
the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Damage
damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment
application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)
discounted cash flow.

D & A
depreciation and amortization.

Dependent Variable
variable to be explained by the independent ones.

Depreciable Value
cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
variable that assumes only two values.

Direct Production Cost
spending on inputs, including labor, in the production of goods.

Discount for Lack of Control
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate
any divisor used to convert a flow of future economic benefits into present value.

Drivers
value drivers or key variables.

E

EBIT (Earnings before Interest and Taxes)
earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
earnings before interest, taxes, depreciation and amortization.

Economic Benefits
benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value

estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
economic value of the company.

Equity Value
economic value of the equity.

Equivalent Construction Area
constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth
numerical result of the division of a lot area by its main projected front.

Expertise
technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw
anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation
condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float
percentage of outstanding shares on the company’s total capital.

Frontage
horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

G

Goodwill
see Premium for Expected Future Profitability.

H

Homogenization
treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
see Impairment losses

Impairment Losses (impairment)
book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
valuation method for converting the present value of expected economic benefits.

Independent Variables
variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point
atypical point that, when removed from the sample, significantly changes the estimated parameters or he linear structure of the model.

Insurance
risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value

value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset
identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return
discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital
the sum of own capital and third-party capital invested in a company. Third party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property
property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value

value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

K

Key Money
amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
beta value reflecting the debt in capital structure.

Liability
present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value
value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity
ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
set of information collected on the market related to a particular property.

Marketing Factor
the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research
set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value
maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds,

provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model
hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

O

Operating Assets
assets that are basic to the company's operations.

Operating Lease
that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
an entity that has one or more subsidiaries.

Perpetual Value
value at the end of the projective period to be added on the cash flow.

Point of Sale
intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population

total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
the estimated present value of discounted net cash flows in the normal course of business.

Price
the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
something of value, subject to use, or that may be the object of right, which integrates an equity.

Q

Qualitative Variables
variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity)
return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
the highest fair value of an asset (or cash generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt)
a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate
market data with features comparable to the property assessed.

Regression Model
the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
a property's remaining life.

Replacement Cost
a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New

value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
a property's reproduction cost less depreciation, considering the state it is in.

Residual Value
value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Sample
set of market data representative of a population.

Scrap Value
market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
see Assets Approach.

Statistical Inference
part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
documentation raised and provided by the client on which the report premises are based.

Survey
evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area
resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
act or process of determining the value of an asset.

Valuation Methodology
one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan
the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC (Weighted Average Cost of Capital)
model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

MAIN SERVICES

Business Appraisal

Compliance with legal standards:
The Brazilian Corporate Law (Lei das Sociedades Anônimas)
The Accounting Ruling Council (Comitê de Pronunciamento Contábil)
The Judicial Reorganization Law
Corporate Restructuring
Public Share Offering (OPA)
BACEN Circular Letter;
Carta Circular BACEN
Economic and financial feasibility analysis;
Appraisal of intangible assets, biological Assets, Properties for Investment, among others;
Appraisal for Purchase and Sale purposes;
Premium Allocation Law # 12,973;
Intangible Asset valuations;
Technical Assistance and Forensic Inspection;
Pre-PPA in business merging operations;
PPA - Purchase Price Allocation.

Fixed Asset Management

Inventory with tagging (RFID/Bar Code);
Physical vs. Book Reconciliation;
Bookkeeping and maintenance integration;
Bookkeeping registry collection (Component Management);
Fixed Asset Appraisal for various purposes;
Accounting Requirements (IFRS/CPC/CFC);
Asset allocation equity control during project execution;
Equity Outsourcing;
Specialized Projects / Services for the Telecommunications, Energy and Broadcasting Segments.

Sustainability

Basic Environmental Plan (PBA);
Environmental expert inspection and Due Diligences;
Environmental valuations to meet Ecuador Principles;
Mine Shutdown Plan;
Industrial Plant Decommissioning Plans;
Environmental Projects and Plans for specific purposes;
ISC (Corporate Sustainability Index).

Corporate Transactions

Mergers & Acquisitions (M&A's);
Full or partial sales;
Fundraising from Private Equity funds;
Strategic growth advisory through the "M&A - Buy-Side" scope;
Joint Ventures;
Strategic alliances;
Financial restructuring;
Finance and real estate: purchase, sale, sale & lease back and build to suit.

Real Estate Consultancy

Study of project economic and financial feasibility;
Highest & best use study for potential properties;
Real Estate Management System - Cubus;
Financial lifespan, residual value, and replacement value;
Real estate portfolio profitability analysis;
Lease vs. buy and stay vs. go analysis;
Forensic Inspection;
Execution of projects dedicated to values blueprint review
for cities/municipalities;
Appraisals for various purposes: Insurance, Bank Guarantees/ Dation in Payment, Purchase and Sale Value;
Contract renegotiation and revenue portfolio management;
Construction Inspection and Measurements;
Site Hunter.

Corporate Governance

Consultancy in corporate governance for the alignment with the best practices;
Implementation of governance bodies through board of directors and consulting board, including recruitment and selection of independent members;
Corporate governance preparation to structure long-term debt (BNDES) and/or Mergers & Acquisitions (M&A);
Consultancy for Board Secretariat structuring;
Strategic restructuring of active boards.

FOR OVER 37 YEARS

Value is what moves the world and determining precisely 'how much it is worth' is our business. Apsis is a consulting firm driven by the constant motivation of understanding the value of things. How much are your company, your property, or your business intangible assets worth.

OUR CLIENTS

Algar
Aliansce Shopping Centers
ALL - América Latina Logística
Ambev
Andrade Gutierrez
AmstedMaxion
Angra Partners
Arcelor Mittal Brasil
Artesia
Banco Modal
BHG - Brazil Hospitality Group
Bio Ritmo
BMA - Barbosa Müssnich Aragão
BNY Mellon
Bolsa De Mulher

BRMALLS
BR Properties
Braskem
Brasil Pharma
Brasil Brokers
BTG Pactual
Carrefour
CEG
Cielo
Claro
Concal
CSN
CVC
Duff & Phelps
Embratel
Eneva
Energia Sustentável do Brasil
Estácio Participações
Femsa
FGV
FGV Projetos
FIS Global
Gávea Investimentos
Gerdau
Getnet
Gol Linhas Aéreas
Ideiasnet
Inbrands
Infoglobo
JBS
Laureate
Lavazza
Light
Magnesita
Marfrig

Mattos Filho Advogados

Michelin

Oi

Pátria Investimentos

Petrobras

Pinheiro Neto Advogados

Procter & Gamble

Profarma

Prumo Logística Global

Restoque

Rexam

Rio Bravo Investimentos

Samsung

Supergasbras

The Carlyle Group

Totvs

Ultrapar

Unimed Rio

Veirano Advogados

Via Varejo

Vinci Partners

Votorantim

Yamana Gold

Warburg Pincus

RIO DE JANEIRO
Rua da Assembleia, 35 - 12º floor
Centro • Rio de Janeiro
RJ • 20011-001
Phone: +55 21 2212-6850
E-mail: apsis.rj@apsis.com.br

SÃO PAULO
Av. Angélica, 2503, Conj. 101
Consolação • São Paulo

SP • 01227-200
Phone: +55 11 3662-5453
+55 11 3662-5722
E-mail: apsis.sp@apsis.com.br

Appendix III

12. INFORMATION ABOUT CANDIDATES FOR MANAGEMENT INDICATED BY CONTROLLING SHAREHOLDERS

12.5. Information about candidate for the position of manager in the Company

The following table gives important details about the candidate for the position of Fiscal Council member:

Candidates for Fiscal Council											
(a) Name	**(b)Date of Birth**	**(c) Profession**	**(d) CPF or Passport**	**(e) Position elected to**	**(f) Date of election**	**(g) Date of investiture**	**(h) Term of office**	**(i) Other positions or functions performed in the Company**	**(j) Indicated by controlling shareholder**	**(k) Independent member**	**(l) Consecutive terms of office**
Danilo Ferreira da Silva	07/22/1982	Lawyer	294.854.338-08	Member	To be confirmed	08/09/2016	Until ASM 2017	Não	Yes	Não	Não

12.5.(m). Information about candidate for membership in fiscal council of the Company

Member: Danilo Ferreira da Silva
Graduated in Law at PUCCAMP in 2008 and specialized in Labor Economics in 2009 at UNICAMP. In 2014, he finisehd a MBA in Financial Management at FGV, with extension at the Ohio University. Currently, he is a candidate of the Global Executive MBA, Business Administration and Management at Lisbon University Institute in partnership with FGV. He was officer with no specific designation of Bonaire Participações S.A. from May 5, 2015, to May 30, 2016. Since November 2003, he is an employee of Petróleo Brasileiro S.A. He was an alternate member of the Board of Directors of Fundação Petrobras de Seguridade Social – PETROS from October 2011 until March 2015 and Advisor to the Presidency from January 2013 until March 2015 and since March 2015, he is an Administrative and Financial Director of PETROS.

12.5.(n). Description of any of the following events that happened in the last five (5) years

> ***i. any criminal conviction***
>
> ***ii. any conviction in an administrative proceeding at the CVM and penalties applied***
>
> ***iii. any unappealable judicial or administrative ruling that suspended or prohibited him from practicing any professional or business activity***

The Controlling Shareholders declared to the Company that the candidate indicated by them for the position of Fiscal Council member is qualified to sign a declaration that he has not been subjected to: (i) any criminal conviction; (ii) any conviction in administrative proceeding of CVM; or (iii) any unappealable judicial or administrative ruling that suspended or prohibited him from practicing any professional or business activity.

12.6. Percentage of participation in meetings held.

Fiscal Council	
Name	**Percentage of attendance in Fiscal Council meetings last year (%)**
Danilo Ferreira da Silva	N/A

12.7. Information on members of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

Not applicable.

12.8. Information on the percentage of attendance in meetings of statutory committees, as well as of audit, risk, financial and compensation committees, even if not created by the Bylaws

Not applicable.

12.9 – Inform the existence of spousal relationship, stable union or relationship up to second degree, between the following parties:

a. Company managers

There is no spousal relationship, stable union or relationship up to second degree between the candidate for membership of the Fiscal Council of CPFL Energia and the managers of CPFL Energia.

b. (i) managers of the Company and (ii) managers of the direct or indirect subsidiaries of the Company

There is no spousal relationship, stable union or relationship up to second degree between the candidate for membership of the Fiscal Council of CPFL Energia and the managers of CPFL Energia and the managers of the direct or indirect subsidiaries of CPFL Energia.

c. (i) managers of the Company or of its direct or indirect subsidiaries, and (ii) direct or indirect controlling shareholders of the Company

There is no spousal relationship, stable union or relationship up to second degree between the candidate for membership of the Fiscal Council of CPFL Energia and the managers of CPFL Energia or of its direct or indirect subsidiaries and the direct or indirect controlling shareholders of CPFL Energia.

d. (i) managers of the Company and (ii) managers of the direct and indirect parent companies of the Company

There is no spousal relationship, stable union or relationship up to second degree between the candidate for membership of the Fiscal Council of CPFL Energia and the managers of the direct and indirect parent companies of CPFL Energia.

12.10 Inform about relations of subordination, provision of service or control in the last 3 years, between managers of the Company and the parties mentioned below

a. direct or indirect subsidiary of the Company, excluding those in which the Company directly or indirectly owns the entire capital stock.

The candidate for membership of Fiscal Council of CPFL Energia did not exercise, in the last three (3) years, executive functions in any direct or indirect subsidiary of CPFL Energia.

b. direct or indirect controlling shareholder of the Company.

He was an officer with no specific designation of Bonaire Participações S.A. from May 5, 2015, until May 30, 2016.

c. if relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of these persons.

There are no relations of subordination, provision of service or control between the candidate for membership of the Fiscal Council of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or parent companies or subsidiaries of any of these persons.